Exhibit E

                     [BEVERLY ENTERPRISES LETTERHEAD]



January 5, 2005


Arnold M. Whitman
Chief Executive Officer
Formation Capital, LLC
1035 Powers Place
Alpharetta, GA  30004

Dear Arnie:

Thank you for your letter dated December 27, 2004 indicating Formation's interest in discussing alternatives for Beverly Enterprises, Inc.

I have shared your letter with our Board of Directors. The Board has engaged appropriate advisors to assist them in evaluating your indication of interest. We have scheduled a Board meeting in late January to engage in a discussion, which will take into account all relevant factors.

We appreciate your interest in Beverly Enterprises.

Very truly yours,


/s/ William R. Floyd
--------------------------------
William R. Floyd
Chairman of the Board, President
and Chief Executive Officer

cc:      Board of Directors